UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

—————————

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

—————————

For the month of August 2007

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT

(Exact name of registrant as specified in its charter)

36-38, avenue Kléber

75116 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

PRESS RELEASE

VEOLIA ENVIRONMENTAL SERVICES SELECTED AS PREFERRED BIDDER BY
SHROPSHIRE WASTE PARTNERSHIP FOR INTEGRATED WASTE MANAGEMENT

Announcement strengthens Veolia Environmental Services’ position as the leading private operator in the UK waste management market and in Private Finance Initiative1(PFI) contracts for waste services

Paris, August 30, 2007. Veolia Environmental Services, through its subsidiary Veolia Environmental Services (UK) plc, the UK waste management market leader, has been selected by Shropshire Partnership2 as its preferred bidder for its integrated waste management contract. The contract is expected to last 27 years.

This announcement follows similar decisions in Southwark and West Berkshire and builds on the company’s existing PFI and integrated contracts gained in the last thirteen years in Nottinghamshire, Hampshire, Sheffield, Birmingham and East Sussex.

Veolia Environmental Services’ integrated waste management bid for Shropshire Waste Partnership involves capital investment in waste infrastructure of €147 million3 over the duration of the contract and is designed to maximize recycling, with a target of 50% by 2012. The percentage of municipal waste sent to landfill is set to be reduced from 65% in 2005/2006 to 5% in 2015.

The Shropshire Waste Partnership has been granted €60 million3 of PFI credits towards the cost of the contract, which is expected to commence in October. Veolia Environmental Services and the Shropshire Waste Partnership will now work closely together to finalize and implement a well adapted and performing solution for the integrated management of waste for the county.

If selected, Veolia Environmental Services will take responsibility for the collection, recycling, energy recovery and treatment of household waste, which in 2007/2008 is expected to amount to over 180,000 metric tons from the county’s 283,000 residents.

Veolia Environmental Services’ bid proposes a fully integrated strategy for managing Shropshire’s waste and enhancing services in all the districts in the Shropshire Waste Partnership, including:

•	Introduction of kerbside collection of plastic bottles in all districts
•	Construction of two new integrated waste management facilities in Oswestry and Bridgnorth for waste transfer and household waste recycling
•	Construction of an in-vessel composting facility
•
Provision of an energy recovery facility at Battlefield Enterprise Park in Shrewsbury that will eventually produce enough electricity from waste to supply over 10,000 homes, while substantially reducing the amount of waste going to landfill.

________________________________________
1  Private Finance Initiative (PFI): this fairly recent method was developed by the UK government in consultation with interested parties. PFI allows a great deal of flexibility in contractual arrangement between public and private partners, based on the principle that the private partner takes on a major share of the risks and responsibilities.

2  The Shropshire Waste Partnership consists of Shropshire County Council, Bridgnorth District Council, North and South Shropshire District Councils and Oswestry Borough Council. It does not include Shrewsbury & Atcham Borough Council.

3  Based on a Euro/£ exchange rate of 1.47

Councillor Joyce Barrow, Chairman of Shropshire Waste Partnership, said: “We believe that Veolia Environmental Services’ proposals offer the best solution to meet Shropshire’s waste management obligations in the most affordable and sustainable way. Veolia Environmental Services has a great deal of experience in this area and has put forward innovative proposals to increase the amount of waste that is recycled in the county, to reduce the amount of waste sent to landfill and to provide the best possible waste collection and disposal service to Shropshire residents. We now look forward to finalizing the proposals in the weeks ahead.”

Denis Gasquet, Chief Executive Officer of Veolia Environmental Services, added: “The choice of Veolia Environmental Services strengthens our position in the PFI market which continues to expand. The decision by the county of Shropshire demonstrates the value of our integrated waste management approach which combines high levels of recycling, waste minimization and education with energy recovery from the remaining residual waste. We look forward to concluding negotiations in due course.”

Veolia Environmental Services, the division of Veolia Environnement in charge of waste management business, is the only provider of a full range of services for hazardous and non-hazardous solid and liquid waste all over the world. The company provides waste management and logistics services (collection, pipe systems maintenance, cleaning, waste flow management), as well as materials recovery and recycling. Veolia Environmental Services generated revenue of €7.4 billion in 2006. www.veolia-proprete.com

Veolia Environnement is world leader in environmental services. With more than 300,000 employees the company has operations all around the world and provides tailored solutions to meet the needs of municipal and industrial customers in four complementary segments: water management, waste management, energy management and freight and passenger transportation. Veolia Environnement recorded revenue of €28.6 billion in 2006. www.veolia.com

Important Disclaimer
Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements, including the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

Analyst and institutional investor contact: Nathalie Pinon - Tel +33 (0)1 71 75 01 67

US investors contact Brian Sullivan – Tel +1 630-371-2749

Press release available on our web site: http://www.veolia-finance.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 30, 2007

VEOLIA ENVIRONNEMENT
By:	/s/ Jérôme Contamine
Name: Jérôme Contamine
Title: Senior Executive Vice President